Exhibit 99.11

Peak Gold, LLC

Financial Statements and Report of
Independent Auditors

As of December 31, 2022 and 2021 and for
the years ended December 31, 2022 and
December 31, 2021.

INDEX

PAGE

Report of Independent Auditors	3

Financial Statements

Balance Sheets	5
Statements of Operations	6
Statements of Members’ Equity	7
Statements of Cash Flows	8
Notes to Financial Statements	9-17

Report of Independent Auditors

The Management Committee and Members

Peak Gold, LLC

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of Peak Gold, LLC, which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of operations, members’ equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Peak Gold, LLC as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Peak Gold, LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Peak Gold, LLC’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Peak Gold, LLC’s internal control. Accordingly, no such opinion is expressed.

●

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Peak Gold, LLC’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Houston, Texas

June 30, 2023

Peak Gold, LLC

Balance Sheet

	December 31, 2022	December 31, 2021
Assets
Current Assets
Cash and Cash Equivalents	$13,395,581	$1,960,015
Related Party Receivable	1,730,000	-
Prepaid Expenses and Other Assets	20,615	69,695
	15,146,196	2,029,710

Non-Current Assets
Mineral Interests	2,291,397	1,870,197
Property, Plant and Equipment, net	27,042,975	503,010
Other Assets	-	73,338
Total Assets	$44,480,568	$4,476,255

Liabilities
Current Liabilities
Accounts Payable and Accrued Liabilities	$7,747,883	$745,876
Related Party Accounts Payable	1,977,783	687,201
	9,725,666	1,433,077

Non Current Liabilities
Reclamation and Remediation Obligations	863,896	439,478
Total Liabilities	$10,589,562	$1,872,555
Commitments and Contingencies (Note 9)

Members' Equity
Members' Equity	33,891,006	2,603,700
Total Members' Equity	33,891,006	2,603,700

Total Liabilities and Members' Equity	$44,480,568	$4,476,255

See accompanying notes to financial statements.

Peak Gold, LLC

Statement of Operations

(unaudited)

	For The Year Ended	For The Year Ended
	December 31, 2022	December 31, 2021
Operating Expenses
Exploration Expense	$3,060,315	$2,063,550
Manager and Affiliate Employee Expense	1,982,281	2,385,448
Field Program- Drilling, Testing and Support	1,371,830	4,281,931
Environmental and Permitting	1,263,688	3,159,758
Administrative Charge	1,156,719	716,424
General and Overhead	724,589	460,914
Engineering Studies	528,952	1,791,021
Community Relations	331,884	489,411
Depreciation and Amortization Expense	149,218	51,244
Accretion Expense	3,218	3,167
Total Operating Expenses	10,572,694	15,402,868

Net Loss	$(10,572,694)	$(15,402,868)

See accompanying notes to financial statements.

Peak Gold, LLC

Statement of Members' Equity

	Equity Contributions	Accumulated Losses	Total Members' Equity

Balance at December 31, 2020	$53,005,617	$(50,593,049)	$2,412,568

Equity contributions	15,594,000	-	15,594,000
Net loss	-	(15,402,868)	(15,402,868)

Balance at December 31, 2021	$68,599,617	$(65,995,917)	$2,603,700

Equity contributions	41,860,000	-	41,860,000
Net loss	-	(10,572,694)	(10,572,694)

Balance at December 31, 2022	$110,459,617	$(76,568,611)	$33,891,006

See accompanying notes to financial statements.

Peak Gold, LLC

Statement of Cash Flows

(unaudited)

	For The Year Ended	For The Year Ended
	December 31, 2022	December 31, 2021
Cash flows from operating activities:
Net loss	$(10,572,694)	$(15,402,868)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expense	149,218	51,244
Accretion expense	3,218	3,167

Changes in assets and liabilities:
Prepaid expenses and other assets	38,189	(69,695)
Accounts payable and accrued liabilities	307,064	(7,687)
Related party accounts payable	(268,377)	116,548
Net cash used in operating activities	(10,343,382)	(15,309,291)

Cash flows from investing activities:
Additions to other assets	-	(73,338)
Additions to property, plant and equipment	(18,351,052)	(340,910)
Net cash used in investing activities	(18,351,052)	(414,248)

Cash flows from financing activities:
Members' equity contributions	40,130,000	15,594,000
Net cash provided by financing activities	40,130,000	15,594,000

Net increase (decrease) in cash and cash equivalents	11,435,566	(129,539)
Cash and cash equivalents at beginning of year	1,960,015	2,089,554
Cash and cash equivalents at end of year	$13,395,581	$1,960,015

Supplemental Disclosure of Cash Flow Information
Non cash investing and financing activities
Asset retirement obligation	$421,200	$50,793
Members equity contribution included in Related Party Receivables	$1,730,000	$-
Property, plant and equipment acquired through Prepaid Expenses and other assets	$10,891	$-
Property, plant and equipment acquired through Accounts payable and accrued liabilities	$6,694,944	$-
Property, plant and equipment acquired through Related party accounts payable	$1,558,958	$-
Property, plant and equipment acquired through Other assets	$73,338	$-

See accompanying notes to financial statements.

PEAK GOLD, LLC
Notes to Financial Statements

1.	Organization and Nature of the Business

Peak Gold, LLC (“Peak Gold”, the “Company”, “we”, or “our”), is a Delaware limited liability company formed on January 8, 2015. KG Mining (Alaska) Inc. (“KG Mining”) owns 70% interest, and Contango ORE, Inc., through its wholly-owned subsidiary CORE Alaska, LLC (“CORE Alaska”) (together, “Contango”) owns 30% interest of the Company. Peak Gold was formed as a joint venture for the exploration and development of the Manh Choh Project located near Tok, Alaska (the “Manh Choh Project” or the “Project”). On October 1, 2020, KG Mining and CORE Alaska entered into the Amended and Restated Limited Liability Company Agreement of Peak Gold, LLC (“LLC Agreement”) giving KG Mining broad authority to construct and operate the Manh Choh Project.

In July, 2022, the feasibility study for the Manh Choh Project was completed, whereby ore from the project will be processed at the Fort Knox Mine (“Fort Knox”) near Fairbanks, Alaska, owned by Fairbanks Gold Mining, Inc., an affiliate of KG Mining. Initial production is expected in the second half of 2024.

2.	Liquidity

The Company incurs losses due to the exploration and development of the Manh Choh Project and is reliant upon KG Mining and Contango to fund the future operations.

Cash requirements to fund the exploration and development activities that occur one year from these financial statements, will be funded solely through equity contributions from KG Mining and Contango. These equity contributions are not contractual, however, if a member does not make its equity contribution, the other member may elect to make the contribution as a loan or an equity contribution as described in Note 4 Members’ Equity. If KG Mining and Contango were not able to fund future equity contributions, the exploration and development activities of the Manh Choh Project may be significantly reduced or halted.

KG Mining may elect at any time to create an Environmental Compliance Fund which shall be kept in an interest-bearing account separate from the operating account. This fund will be used to fund Environmental Compliance activities of the company including reclamation and ongoing compliance costs.

PEAK GOLD, LLC
Notes to Financial Statements

3.	Summary of Significant Accounting Policies

Use of Estimates

The preparation of our financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets, liabilities, and expenses during the reporting periods. Actual results could differ significantly from those estimates.

Cash and Cash Equivalents

Cash and equivalents consist of all cash balances and highly liquid investments with an original maturity of three months or less. Cash and cash equivalents were held in cash deposit accounts as of December 31, 2022 and 2021.

Mineral Interests

Mineral interests include the Tetlin lease, which makes up the Manh Choh Project. The cost basis will be amortized over the remaining life of the mineral interests, on a units-of-production method using proven and probable reserves once production commences.

Property, Plant and Equipment

Property, plant, and equipment are recorded at cost and carried net of accumulated depreciation and amortization. The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, the estimate of reclamation and remediation costs, and for qualifying assets, capitalized interest costs.

The Company categorizes property, plant, and equipment based on the type of asset.

Mobile and other equipment are generally depreciated net of residual value, using the straight-line method, over the estimated useful life of the asset. Useful lives for mobile and other equipment range from 3 to 5 years.

Buildings are generally depreciated net of residual value, using the straight-line method, over the estimated useful life of the asset. The useful life for buildings is 15 years.

Land is not depreciated.

Asset Impairment

We evaluate our mineral interests and property, plant, and equipment for impairment whenever events or changes in circumstances indicate that the related carrying amount of the asset may not be recoverable. Specifically, we evaluate the recoverability of the carrying value of mineral interests in the event of significant decreases in commodity prices, and whenever new information regarding the mineral interests is obtained indicating that future production will not likely occur or may be reduced in the future, thus affecting the future recoverability of the mineral interests and property, plant, and equipment. Impairments in the carrying value of the mineral interests and property, plant and equipment are measured and recorded to the extent that the carrying value in the mineral interests exceeds its estimated fair value, which is generally calculated using estimated future discounted cash flows. There were no indicators of potential impairment for the fiscal periods ended December 31, 2022, and 2021.

PEAK GOLD, LLC
Notes to Financial Statements

Reclamation and Remediation Obligations

The Company records a liability with corresponding cost capitalized as part of the related asset’s carrying value for the fair value of the obligation based on discounted cash flows of the estimated costs of legal obligations for future site reclamation and closure activities. The obligation is reassessed periodically or when new material information becomes available. Increases or decreases to the obligation usually arise due to changes in legal or regulatory requirements, the extent of environmental remediation required, methods of reclamation, or cost estimates. Changes to the reclamation and remediation obligation are recorded with an offsetting change to the related asset. The periodic unwinding of the discounted obligation is recognized in the statements of operations as accretion expense.

Income Taxes

As a limited liability company, the Company’s taxable income or loss is allocated to members in accordance with their respective percentage ownership. Therefore, no provision or liability for income taxes has been included in the financial statements.

Accounting principles generally accepted in the United States of America require management to evaluate tax positions taken by the Company and recognize a tax liability if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by taxing authorities. Management evaluated the Company’s tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance.

Comparative Figures

Certain comparative figures have been reclassified to conform to the presentation adopted in the current period.

PEAK GOLD, LLC
Notes to Financial Statements

4.	Members’ Equity

On October 1, 2020, KG Mining and Contango (collectively the “Members”) entered into the LLC Agreement as described in Note 1. In accordance with the LLC Agreement, KG Mining and Contango are expected to make contributions to Peak Gold based on their respective membership interests. If a member has not contributed all or any portion of any additional capital contribution that such member is or was required to contribute, the other member may elect to pay the entire default amount to the company on behalf of the delinquent member. The non-defaulting member has the option to treat the default amount as a loan to the delinquent member or as a capital contribution to the Company. If it is treated as a capital contribution, the defaulting member’s interest in the Company will be diluted. No member shall be entitled to the return of any part of its capital contributions or to be paid interest on either its capital account or its capital contributions. No capital contribution that has not been returned shall constitute a liability of the Company, the Manager, or any member.

Effective May 15, 2023, the default terms of a cash call was revised to 60 days for the first two instances of default and to 45 days for each successive default. In addition, guidelines for the distribution of gold sales and the funding of the Environmental Compliance Fund were established.

The Company is governed by a management committee consisting of three representatives, of which two representatives are appointed by KG Mining and one representative is appointed by Contango. Each member, acting through its representatives, will vote on the management committee in accordance with its interest.

For the year ended December 31, 2022, KG Mining Contributed $29,302,000 and Contango contributed $12,558,000. For the year ended December 31, 2021, KG Mining contributed $10,916,000 and Contango contributed $4,678,000.

PEAK GOLD, LLC
Notes to Financial Statements

5.	Property, Plant and Equipment and Mineral Interests

	Property, Plant and Equipment	Mineral Interests
Cost
Balance at January 1, 2022	$582,125	$1,870,197
Additions	26,689,183	421,200
Balance at December 31, 2022	27,271,308	2,291,397
Accumulated depreciation and amortization
Balance at January 1, 2022	79,115	-
Depreciation and amortization	149,218	-
Balance at December 31,2022	228,333	-
Net Book Value	$27,042,975	$2,291,397
Cost of assets not being depreciated including land and assets being readied for use as of December 31, 2022	$26,447,500	$2,291,397

	Property, Plant and Equipment	Mineral Interests
Cost
Balance at January 1, 2021	$241,215	$1,819,404
Additions	340,910	50,793
Balance at December 31, 2021	582,125	1,870,197
Accumulated depreciation and amortization
Balance at January 1, 2021	27,871	-
Depreciation and amortization	51,244	-
Balance at December 31, 2021	79,115	-
Net Book Value	$503,010	$1,870,197
Cost of assets not being depreciated including land and assets being readied for use as of December 31, 2021	$-	$1,870,197

PEAK GOLD, LLC
Notes to Financial Statements

6.	Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities as of December 31, 2022 of $7,747,883 consisted primarily of fees due to consultants as a result of development activities primarily related to the camp and earthworks for the laydown yard and access road and, feasibility and scoping studies. Accounts payable and accrued liabilities as of December 31, 2021 of $745,876 consisted primarily of fees due to consultants as a result of permitting, feasibility and scoping studies, and exploration activities on the Manh Choh Project.

7.	Related Party Transactions

Under the LLC Agreement, KG Mining receives an Administrative Charge on all the costs charged to the business accounts of Peak Gold with certain exclusions. The administrative charge is 5% of allowable costs for the exploration phase, 3% for the development phase and 2% for the mining phase. For the year ended December 31, 2022, the administrative charge was $1,156,719 which is included in Administrative Charge on the statement of operations. For the year ended December 31, 2021, the administrative charge was $733,042 of which $716,424 was included in Administrative Charge on the statement of operations, $14,618 in Property Plant and Equipment, and $2,000 in Other Assets.

Kinross Gold Corporation and its affiliates (collectively “Kinross”) provide project management and technical support to Peak Gold and the costs of this labor are charged to Peak Gold based on actual labor, benefits and bonuses paid to those Kinross employees. For the year ended December 31, 2022, Kinross charged Peak Gold $3,722,407 of which $1,982,281 is included in Manager and Affiliate Employee Expense on the statement of operations, and $1,740,126 is included in Property, Plant and Equipment on the balance sheet. For the year ended December 31, 2021, Kinross charged Peak Gold $2,385,448 for these services which are included in Manager and Affiliate Employee Expense on the statement of operations.

At December 31, 2022, the Related party receivable represents a portion of Contango’s 2022 member contributions which was received in early 2023. At December 31, 2022 and December 31, 2021, the Related party payable of $1,977,783 and $687,201, respectively, was for the administrative charge and labor costs payable to Kinross for the fourth quarter of 2022 and 2021.

PEAK GOLD, LLC
Notes to Financial Statements

8.	Reclamation and Remediation Obligation

Reclamation and Remediation Obligation
Balance January 1, 2022	$439,478
Additions	421,200
Accretion	3,218
Balance December 31, 2022	$863,896
Current Portion	-
Non-current Portion	863,896

The Company conducts its activities to comply with all applicable laws and regulations governing protection of the environment. The Company estimates future reclamation costs based on the level of current activity and estimates costs required to fulfill the Company’s future obligations. The reclamation and remediation obligation of $863,896 and $439,478 as of December 31, 2022, and 2021 respectively consists primarily of estimated costs for future reclamation activities associated with current exploration and development of the Manh Choh Project.

On May 15, 2023, the Manh Choh reclamation plan was approved by the State of Alaska. In conjunction with the approval, two bonds were executed as required by the State of Alaska for approximately $63 million. The bonds are guaranteed by indemnity agreements with KG Mining, Kinross Gold and CORE Alaska.

9.	Commitments and Contingencies

The Company is required to make payments of $100,000 per year, payable in quarterly advance increments of $25,000 on each April 1, July 1, October 1, and January 1, to the Native Village of Tetlin (“Tetlin”) under the Community Support Agreement (“Agreement”) dated April 28, 2016. The Agreement was extended for two years effective January 1, 2022, and now expires on January 1, 2024, and may be renewed for one or two-year increments on mutual agreement of the parties. The charges are included within Community Relations on the statements of operations.

On December 30, 2020, Peak Gold and Tetlin entered into Amendment No 6 to the Mineral Lease where Tetlin elected to exercise the Buyback Option (as defined in the Mineral Lease) to increase the Production Royalty rate by 0.75% for $450,000. The Tetlin payment of the Buyback Option will be satisfied as a reduction against future Production Royalty payments made to Tetlin.

The Mineral Lease requires the payment of an Advance Minimum Royalty on the anniversary date of the Mineral Lease which is July 15th until commercial production is achieved. Payments are calculated at $75,000 multiplied by the percentage increase of the Consumer Price Index on January 1, 2012, versus January 1 of the current year as published in the U.S. Bureau of Consumer Statistics. The payment amounts for 2022 and 2021 were $93,032 and $86,557, respectively, and are included within Environmental and Permitting on the statement of operations.

On December 19, 2022, KG Mining entered into a contract with a third party contractor (the “Ore Haul Contractor”) to transport ore from the Manh Choh Project to the processing facilities at Fort Knox, to develop and construct maintenance and support facilities at both sites and to maintain the access road from the Manh Choh Project to the Alaska Highway. The total value of the contract is approximately $225 million.

PEAK GOLD, LLC
Notes to Financial Statements

In addition, at December 31, 2022, the Company had approximately $22 million in open purchase orders for future commitments relating to development activities for the Manh Choh Project.

On February 16, 2023, Peak Gold entered into a contract mining agreement with a third party contractor for the construction, mining, and reclamation activities at the Manh Choh Project, including the construction of maintenance and support facilities for approximately $260 million over the life of the project.

10.	Risks

General business risk

Peak Gold contains significant risk due to the nature of mining, exploration, and development activities. The exploration and development of mineral deposits involves significant financial and other risks over an extended period of time which may not be eliminated even with careful evaluation, experience and knowledge. Whether a mineral deposit will be commercially viable depends on the price of gold and silver as well as a number of other factors, some of which include the particular attributes of the deposit. The effect of these factors cannot be accurately predicted, but the combination of these factors may result in Peak Gold not receiving an adequate return on its invested capital.

The operations of Peak Gold are subject to the hazards and risks normally incidental to exploration, development and production activities of precious metals mining properties, any of which could result in damage to life or property, or environmental damage, and possible legal liability for such damage. While Peak Gold may obtain insurance against certain risks, potential claims could exceed policy limits or could be excluded from coverage. The potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting the future earnings and competitive position of Peak Gold and, potentially, its financial viability.

Credit risk

Credit risk relates to cash and cash equivalents and arises from the possibility that any counterparty to an instrument fails to perform. The Company mitigates credit risk through holding cash and cash equivalents in highly-rated financial institutions. As at December 31, 2022, the Company’s maximum exposure to credit risk was the carrying value of cash and cash equivalents. Credit risks pertaining to related party receivables are minimal as the balance was received subsequent to December 31, 2022.

Vendor Concentration Risk

Peak Gold has two major contractors that provide mine development and ore transportation services for the Manh Choh Project. Although the Company has two major contractors, other contractors could provide similar services on comparable terms. However, a change in contractors could cause a delay in the development of the Manh Choh Project and result in additional development costs, which would adversely impact operating results.

PEAK GOLD, LLC
Notes to Financial Statements

11.	Subsequent Events

The Company has evaluated subsequent events through June 30, 2023, the date these financial statements were available to be issued.

On March 14, 2023, Peak Gold entered into a loan agreement with KG Mining to fund the purchase of haul trucks and certain related assets by the Ore Haul Contractor. The maximum amount available under the loan is $20,000,000 and is available until June 30, 2023. The loan is payable in sixteen equal quarterly payments commencing on the first day of the quarter after the first gold sale, and bears interest at the Term Secured Overnight Financing Rate plus 2%. Interest is payable in full with each quarterly payment. The last quarterly payment shall be made prior to June 15, 2029.